UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Three company announcements made on April 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 30, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: April 27, 2009 URL: http://www.komatsu.com/

Consolidated Business Results for the Fiscal Year Ended March 31, 2009 (U.S. GAAP)

1. Results for the Fiscal Year Ended March 31, 2009

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlight

    (For the fiscal years ended March 31, 2009 and 2008)

Millions of yen & US dollars except per share amounts

	2009 (A)			2008 (B)	Changes (Decrease) (A)-(B)
	Yen	Dollar		Yen	Yen	(%)
Net sales	2,021,743	20,422		2,243,023	(221,280)	(9.9)%

Operating income	151,948	1,535		332,850	(180,902)	(54.3)%

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	128,782	1,301		322,210	(193,428)	(60.0)%

Net income	78,797	796		208,793	(129,996)	(62.3)%

Net income per share (Yen & US cents)
Basic	¥79.95	80.8	¢	¥209.87	¥(129.92)

Diluted	¥79.89	80.7	¢	¥209.59	¥(129.70)

Return on equity	9.3%			25.1%	(15.8)%

Return on total assets	6.3%			16.3%	(10.0)%

Return on sales	7.5%			14.8%	(7.3)%

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2009 at the rate of ¥99 to $1, the approximate rate of exchange at March 31, 2009.

	2)	Equity in earnings of affiliated companies: 2009: 396 millions of yen 2008: 6,845 millions of yen

	3)	Return on total assets is calculated by using income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies.

	4)	Return on sales is calculated by using operating income.

(2) Consolidated Financial Position

    (As of March 31, 2009 and 2008)

Millions of yen except per share amounts

	2009	2008
Total assets	1,969,059	2,105,146
Shareholders’ equity	814,941	887,126
Shareholders’ equity ratio	41.4%	42.1%
Shareholders’ equity per share (Yen)	¥842.04	¥891.49

(3) Consolidated Cash Flows

    (For the fiscal years ended March 31, 2009 and 2008)

Millions of yen

	2009	2008
Net cash provided by operating activities	78,775	160,985
Net cash used in investing activities	(145,368)	(128,182)
Net cash provided by (used in) financing activities	57,219	(17,422)
Cash and cash equivalents, end of year	90,563	102,010

2. Dividends

    (For the fiscal years ended March 31, 2009 and 2008, and ending March 31, 2010)

	2009	2008	2010 Projections
Cash dividends per share (Yen)
Interim	22.00	20.00	8.00
Year-end	18.00	22.00	8.00
Total	40.00	42.00	16.00
Annual dividends (Millions of yen)	39,330	41,816	—
Payout ratio (Consolidated basis) (%)	50.0%	20.0%	44.2%
Dividends as percentage of equity (Consolidated basis) (%)	4.6%	5.0%	—

3. Projections for the Fiscal Year Ending March 31, 2010

    (From April 1, 2009 to March 31, 2010)

Millions of yen except per share amounts

	The first half of the year		The full fiscal year
		Changes (Decrease)		Changes (Decrease)
Net sales	700,000	(42.2)%	1,530,000	(24.3)%
Operating income	15,000	(90.6)%	72,000	(52.6)%
Income before income taxes, noncontrolling interests and equity in earnings of affiliated companies	10,000	(93.6)%	62,000	(51.9)%
Net income attributable to Komatsu Ltd.	4,000	(96.0)%	35,000	(55.6)%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥4.13		¥36.16

Notes:	1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
	2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.
	3)	Upon adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements”, effective April 1, 2009, net income will be relabelled and attributed between noncontrolling interests and Komatsu Ltd. The caption “Net income attributable to Komatsu Ltd.” presented above is comparable to the caption “Net income” appearing in the consolidated financial statements for fiscal years ended as of or prior to March 31, 2009.

4. Others

(1) Changes in important subsidiaries during the Year under Review: None

(2) Changes in Accounting Standards, Procedures and Presentations

 1) Changes resulting from revisions in accounting standards, etc.: Applicable

 2) Change in other matters except for 1) above: None

Note: See “Basis of Financial Statements (Consolidated)” on page 20 for more details.

(3) Number of Common Shares Outstanding

1) The numbers of common shares issued (including treasury stock) as of March 31 were as follows:

    2009: 998,744,060 shares

    2008: 998,744,060 shares

2) The numbers of shares of treasury as of March 31 were as follows:

    2009: 30,921,768 shares

    2008: 3,640,213 shares

3) The weighted average numbers of common shares outstanding were as follows:

    2009: 985,585,385 shares

    2008: 994,844,955 shares

Note:	See “Net Income per Share” on page 23 for the number of common shares, which was used as the basis for calculating the amount of net income per share.

[Reference]

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

1. Results for the Fiscal Year Ended March 31, 2009

(1) Non-Consolidated Financial Highlights

    (For the fiscal years ended March 31, 2009 and 2008)

Millions of yen & US dollars except per share amounts

	2009 (A)			2008 (B)	Changes (Decrease) (A)-(B)
	Yen	Dollar		Yen	Yen	(%)
Net sales	787,028	7,950		926,731	(139,703)	(15.1)%

Operating profit	26,746	270		127,143	(100,397)	(79.0)%

Ordinary profit	40,034	404		135,500	(95,466)	(70.5)%

Net income	9,317	94		96,832	(87,515)	(90.4)%

Net income per share (Yen & US cents)
Basic	¥9.45	9.5	¢	¥97.28	¥(87.83)

Diluted	¥9.43	9.5	¢	¥97.03	¥(87.60)

Note:	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2009, at the rate of ¥99 to $1, the approximate rate of exchange at March 31, 2009.

(2) Non-Consolidated Financial Position

    (As of March 31, 2009 and 2008)

Millions of yen except per share amounts

	2009	2008
Total assets	981,042	1,047,015
Net assets	540,991	622,354
Equity ratio (%)	55.0%	59.3%
Net assets per share (Yen)	¥556.98	¥623.81

Note:	Shareholders’ equity: 2009: 539,378 Million yen 2008: 621,093 Million yen

2. Projections for the Fiscal Year Ending March 31, 2010

    (From April 1, 2009 to March 31, 2010)

Millions of yen except per share amounts

	2010
		Changes (Decrease)
Net sales	520,000	(33.9)%
Operating profit	(20,000)	—
Ordinary profit	0	(100.0)%
Net income	5,000	(46.3)%
Net income per share (basic) (Yen)	¥5.16

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

In the fiscal year (April 1, 2008 - March 31, 2009) under review, while economies in Japan, the United States and Europe slowed down, those in emerging countries sustained sound growth through the first half period. In the second half, however, effects of the financial crisis, triggered in the United States, spread to other regions of the world, including emerging and commodity-exporting countries, and commodity prices sharply plunged. With a global economic recession, the business environment for Komatsu Ltd. and its consolidated subsidiaries (hereinafter “Komatsu”) became extremely challenging, a previously unknown situation. Affected by such a drastic change in the business environment, Komatsu has recorded business results for the year, below the level of the previous fiscal year, as shown in the following table.

[Consolidated Results for the Year]

Millions of yen & US dollars

	2009	Changes (2009/2008)	2009
Net sales	¥2,021,743	(9.9)%	US$	20,422
Operating income	¥151,948	(54.3)%	US$	1,535
Income before income taxes, minority interests and equity in earnings of affiliated companies	¥128,782	(60.0)%	US$	1,301
Net income	¥78,797	(62.3)%	US$	796

Note:	Change in percentage of income before income taxes, minority interests and equity in earnings of affiliated companies for fiscal 2009 is compared with income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies for fiscal 2008.

In the construction, mining and utility equipment business, the business environment changed drastically, becoming very challenging in the second half period of the fiscal year with demand downturning in emerging economies and commodity-exporting countries where it had steadily expanded earlier, and resulted in sluggish demand worldwide. In the industrial machinery and others business, a wide range of client industries, including the automobile manufacturing industry, rapidly restrained their capital investment, also creating a challenging environment in the second half period. In addition, the Japanese yen appreciated compared to the previous fiscal year. As a result, consolidated net sales for the fiscal year ended March 31, 2009 declined 9.9% from the previous fiscal year, to ¥2,021.7 billion (US$20,422 million).

With respect to profits, Komatsu worked to absorb increased prices for raw materials with efforts to leverage the situation internally, such as increasing selling prices and reducing production costs, in the first half of the fiscal year. In addition to the sharp drop in demand in the second half, for which Komatsu made substantial adjustments of production in order to reduce inventories to an appropriate level as soon as possible, Komatsu also recorded expenses associated with production, sales and other structural reforms. The Japanese yen’s appreciation also worked against Komatsu’s profitability. Reflecting these factors, operating income decreased 54.3% from the previous fiscal year, to ¥151.9 billion (US$1,535 million), which translated into an operating income ratio (return on sales) of 7.5%, down 7.3 percentage points from the previous fiscal year.

Income before income taxes, minority interests and equity in earnings of affiliated companies totaled ¥128.7 billion (US$1,301 million) for the fiscal year, down 60.0% from the previous fiscal year. Net income for the year declined 62.3% from the previous fiscal year, to ¥78.7 billion (US$796 million).

Business results by operations are described below.

[Sales by Operation]

Millions of yen & US dollars

	2009	Changes (2009/2008)	2009
Construction, Mining and Utility Equipment	¥1,744,733	(14.8)%	US$	17,624
Industrial Machinery and Others	¥277,010	42.6%	US$	2,798
Total	¥2,021,743	(9.9)%	US$	20,422

Note:	Komatsu had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment. Accordingly, the related figures for the previous fiscal year are stated after retrospectively reclassifying them.

Construction, Mining and Utility Equipment

Consolidated sales for the fiscal year under review declined 14.8% from the previous fiscal year, to ¥1,744.7 billion (US$17,624 million). Komatsu continued working to expand sales of new equipment, increase their selling prices, and reinforce its product support operation. However, in addition to the drastic drop in demand worldwide, Komatsu placed top priority on quick adjustment of inventories and thus made substantial adjustment of production both in Japan and overseas. As a result, sales declined from the previous fiscal year.

In June last year, Komatsu led the world by introducing the “PC200-8 Hybrid” hydraulic excavator in Japan. Compared with standard models of the same class, the PC200-8 Hybrid cuts down fuel consumption and CO2 emissions by 25% on average (Komatsu’s research). Therefore, Komatsu is planning to introduce it overseas as a machine capable of helping customers lower their operating costs and contributing to the reduction of environmental impact.

[Sales of Construction, Mining and Utility Equipment by Region]

Millions of yen

	2009(A) 1USD=¥101 1EUR=¥143	2008 (B) 1USD=¥114 1EUR=¥162	Changes (Decrease) (A)-(B)
Japan	309,895	370,744	(60,849)	(16.4)%
Americas	462,405	510,552	(48,147)	(9.4)%
Europe & CIS	273,259	427,029	(153,770)	(36.0)%
China	179,221	181,468	(2,247)	(1.2)%
Asia & Oceania	309,721	328,725	(19,004)	(5.8)%
Middle East & Africa	210,232	230,193	(19,961)	(8.7)%
Total	1,744,733	2,048,711	(303,978)	(14.8)%

Japan

Public-sector investment remained slack and demand fell sharply, as affected by reduced private-sector investment against the backdrop of the worsened economy in the second half, sluggish housing starts and slowing exports of used equipment from Japan. In response to such market conditions, Komatsu worked to increase selling prices and expand the rental equipment business. As affected by plunging demand, however, sales in Japan declined from the previous fiscal year.

Americas

While demand for equipment for use in mines remained strong, North American demand for construction equipment decreased as affected by reduced U.S. housing starts and the slack economy resulting from the financial crisis. Under such an environment, Komatsu continued efforts to increase selling prices and bring down distributors’ inventories to an appropriate level in North America. In response to expanding market size in Latin America, Komatsu modified local operations in order to strengthen its marketing capability. Latin American sales increased but fell short of making up for the big drop in North American sales, resulting in a decline in sales in the Americas from the previous fiscal year.

Europe & CIS

Deterioration of European economies further progressed in the second half period, and demand for construction equipment slid markedly. In CIS, falling demand for equipment became clearer and more evident as affected by the financial crisis and plunging prices of commodities in the second half. In addition to reduced demand in both regions, sales in Europe & CIS decreased from the previous fiscal year, partly due to the efforts made proactively by Komatsu to ensure an appropriate level of inventories at its plants and distributors in Europe as well as the depreciation of Euro and the Russian ruble.

China

Demand for equipment also downturned as affected by the global financial crisis in the second half period. Supported by the Chinese government’s economic stimulus package, public works have become active, such as the post-earthquake reconstruction project in Sichuan Province, and have begun to show signs of recovery in demand for equipment since February 2009. However, sales in China decreased slightly from the previous fiscal year.

Based on its projection that the Chinese market will continue to expand against the backdrop of population growth and progress of urbanization, Komatsu continued to carry out aggressive launchings of new products and reinforce product support operation. In addition, Komatsu secured land in Changzhou where Komatsu (Changzhou) Construction Machinery Corp., one of the main local production bases, is located. On this new site, with space about four times the size of the current site to relocate the company, Komatsu is going to build a new plant and the KC Techno Center equipped with machine demonstration and operator training facilities.

Asia & Oceania

Slowing demand for equipment became more evident in both regions in the second half period, reflecting recessionary economies and a drastic plunge of commodity prices. While working to hike selling prices, Komatsu facilitated information sharing between local plants and distributors in Southeast Asia and pre-delivery installation of optional features, which Komatsu Australia Pty. Ltd. used to do at its shop, all to reduce delivery lead-time and inventories. However, sales in Asia & Oceania declined from the previous fiscal year, reflecting a drastic fall in demand and sharp depreciation of the Australian dollar in the second half.

Middle East & Africa

Demand for equipment also rapidly fell in both regions, as affected by the financial crisis and plunging prices of crude oil and other commodities. Komatsu concerted efforts to reinforce sales and product support capabilities, including the expansion of training programs for distributors. However, due largely to the drastic fall of demand and a sharp depreciation of the rand, the currency of South Africa which is one of the major markets in Africa, sales in the Middle East & Africa decreased from the previous fiscal year.

Industrial Machinery and Others

In the industrial machinery and others business, sales increased from the previous fiscal year, to ¥277.0 billion (US$2,798 million), supported by the addition of Komatsu NTC Ltd. as a consolidated subsidiary in March 2008.

While sales of large presses, such as AC Servo presses and high-speed transfer lines, remained strong, sales of sheet metal machines and small and medium-sized presses nose-dived as restraint for capital investments by the automobile manufacturing and other client industries became clearer and more evident in the second half period. Meanwhile, sales of wire saws made by Komatsu NTC steadily expanded against the backdrop of accelerating growth of the solar cell market.

2. Projections for the Fiscal Year Ending March 31, 2010

    (From April 1, 2009 to March 31, 2010)

The worsening of the real economies, triggered by the financial crisis in the United States, not only affected the United States and Europe but also extended to emerging economies which had continued to steadily expand earlier, making the global economy drop drastically and placing it in a very difficult and previously unknown situation. In response to this economic recession, concerned governments have announced their economic stimulus packages with increased public spending and other efforts to stabilize the financial market. However, it is difficult to expect rapid recovery of the global construction and mining equipment market, and thus Komatsu is anticipating that a challenging environment will continue for some time. In the industrial machinery business, which is closely and substantially affected by capital investment by the automobile manufacturing industry, orders are nose-diving in all segments, such as large presses, small and medium-sized sheet metal and press machines, and machine tools.

Against such a drastic change in the business environment, Komatsu has been converging efforts to build up its corporate strengths for the future. Such efforts include consolidation and elimination of plants and production lines in Japan, North America and Europe, reorganization of sales in Japan, and group-wide reduction of fixed costs, while promoting the dynamic adjustment of production, designed for the speedy rationalization of inventories. By considering these factors above, Komatsu anticipates posting consolidated business results for the fiscal year ending March 31, 2010 as follows.

Millions of yen

	2010 Projection (A)	2009 Results (B)	Changes (decrease) (A)-(B)/(B)
Net sales	1,530,000	2,021,743	(24.3)%
Operating income	72,000	151,948	(52.6)%
Income before income taxes, noncontrolling interests and equity in earnings of affiliated companies	62,000	128,782	(51.9)%
Net income attributable to Komatsu Ltd.	35,000	78,797	(55.6)%

Notes:	1)	Foreign exchange rates are premised at ¥95 to US$1 and ¥125 to EUR1 for the fiscal year ending March 31, 2010.
	2)	Upon adoption of SFAS No.160, effective April 1, 2009, net income will be relabelled and attributed between noncontrolling interests and Komatsu Ltd. The caption “Net income attributable to Komatsu Ltd.” presented above is comparable to the caption “Net income” appearing in the consolidated financial statements for fiscal years ended as of or prior to March 31, 2009.

3. Financial Conditions

As of March 31, 2009, total assets had decreased by ¥136.0 billion from the previous fiscal year-end, to ¥1,969 billion (US$19,889 million). This decrease is mainly attributable to decreased receivables. Interest-bearing debt grew by ¥147.7 billion from the previous fiscal year-end, to ¥599.8 billion (US$6,059 million). Shareholders’ equity amounted to ¥814.9 billion (US$8,232 million), down ¥72.1 billion, although retained earnings increased. This is mainly due to a decrease in accumulated other comprehensive income resulting from the Japanese yen’s appreciation. As a result, shareholders’ equity ratio decreased by 0.7 percentage points from the previous fiscal year-end, to 41.4%. Net debt-to-equity ratio* was 0.62 compared to 0.39 as of the previous fiscal year-end.

For the fiscal year under review, net cash provided by operating activities amounted to ¥78.7 billion (US$796 million), a decline of ¥82.2 billion from the previous fiscal year mainly due to decreased net income. Net cash used in investing activities increased by ¥17.1 billion from the previous year, to ¥145.3 billion (US$1,468 million), mainly due to investments made to improve productivity of plants in Japan and overseas. Net cash provided by financing activities increased by ¥74.6 billion from the previous fiscal year, to ¥57.2 billion (US$578 million), reflecting proceeds from long-term debt and an increase in short-term debt. As a result, cash and cash equivalents, as of March 31, 2009, decreased by ¥11.4 billion, to ¥90.5 billion (US$915 million).

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Shareholders’ equity

[Trends of Financial Conditions Indicators]

(Fiscal years ended March 31, 2009, 2008 and 2007)

	2009	2008	2007
Shareholders’ equity ratio (%)	41.4	42.1	42.1
Shareholders’ equity ratio at aggregate market value (%)	52.6	130.7	133.7
Years of debt redemption	7.6	2.8	2.2
Interest coverage ratio	5.4	9.6	10.5

•	Shareholders’ equity ratio: Shareholders’ equity/Total assets

•	Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

•	Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

•	Interest coverage ratio: Net cash provided by operating activities/Interest expense

4. Basic Policy for Redistribution of Profits and Projections for the Fiscal Year Ended March 31, 2009 and the Fiscal Year Ending March 31, 2010

Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, Komatsu Ltd. (hereinafter the “Company”) maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends.

Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.

To further improve its corporate strength for the future, Komatsu has been promoting structural reforms, such as the reorganization of production, sales and service in Japan and overseas, and has recorded its expenses (approximately ¥19.6 billion on an income after income taxes basis) with such structural reforms in the consolidated business results for the fiscal year ended March 31, 2009. As a result, net income for the year amounted to ¥78.7 billion.

With respect to annual cash dividends for the fiscal year under review, while following its basic policy for redistribution of profits, the Company plans to pay ¥40 per share, based on profits which exclude the reform associated expenses above. The consolidated payout ratio translates into 40% based on profits excluding the reform associated expenses.

As the Company has already paid the interim dividends of ¥22 per share, it plans to propose the year-end cash dividends of ¥18 (compared to ¥22 projected on April 30, 2008) to the 140th ordinary general meeting of shareholders scheduled for June 24, 2009.

Regarding the fiscal year ending March 31, 2010, the Company plans to set the annual dividends per share at ¥16, down ¥24, compared to ¥40 for fiscal year ended March 31, 2009.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group

(As of March 31, 2009)

Business Categories and Principal Products & Services

Construction, Mining and Utility Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Industrial Vehicles	Forklift trucks

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Logistics	Packing and transport

Industrial Machinery and Others

Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses, and forging presses

Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes, and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines, and wire saws

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures

Komatsu Group (Chart)

(As of March 31, 2009)

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
Construction, Mining and Utility Equipment
Komatsu Utility Co., Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Nishi-Nihon Ltd.
Komatsu Used Equipment Corp.
Komatsu Rental Japan Ltd.
BIGRENTAL CO., LTD.
Komatsu Castex Ltd.
Komatsu Logistics Corp.
Komatsu Business Support Ltd.
Komatsu Cummins Engine Co., Ltd.
and 53 other companies
Industrial Machinery and Others
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu NTC Ltd.
QUALICA, Inc.
GIGAPHOTON, INC.
and 14 other companies
[Americas]
Construction, Mining and Utility Equipment
Komatsu America Corp.
Komatsu Latin-America Corp.
Komatsu Cummins Chile Ltda.
Komatsu do Brasil Ltda.
Komatsu Financial Limited Partnership
Cummins Komatsu Engine Company
and 37 other companies
Industrial Machinery and Others
4 manufacturing & sales companies
[Europe & CIS]
Construction, Mining and Utility Equipment
Komatsu Europe International N.V.
Komatsu UK Ltd.
Komatsu Hanomag GmbH
Komatsu Deutschland GmbH
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A.
Komatsu Forest AB
Komatsu CIS, LLC
Komatsu Financial Europe N.V.
and 15 other companies
Industrial Machinery and Others
2 sales companies
[Asia, Oceania, Africa & Others]
Construction, Mining and Utility Equipment
Komatsu Asia & Pacific Pte Ltd
PT Komatsu Indonesia
Bangkok Komatsu Co., Ltd.
Komatsu (China) Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Financial Leasing China Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
Komatsu Australia Corporate Finance Pty. Ltd.
and 29 other companies
Industrial Machinery and Others
7 manufacturing & sales companies
[Legend Symbols]
Consolidated Subsidiaries
Affiliated Companies Accounted for by the Equity Method
Supply of Parts & Components

Note:	Komatsu had included the forklift truck business of Komatsu Utility Co., Ltd. and all businesses of Komatsu Logistics Corp. in the Industrial Machinery, Vehicles and Others segment until the end of the previous fiscal year. Starting in the current fiscal year under review, Komatsu has included all these businesses in the construction and mining equipment business and changed its business segmentation by renaming it the Construction, Mining and Utility Equipment segment and including all other businesses in the Industrial Machinery and Others segment.

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Mid to Long-Range Management Plan and Issues Ahead

In response to this drastic change in the business environment, Komatsu has focused its efforts in a diverse range of operations. Such efforts include dynamic production adjustment designed for speedy rationalization of inventories, consolidation of production at new lines with higher productivity in Japan, and elimination of plants and production lines while pinning down its model range of production in North America and Europe and group-wide efforts in fixed cost reduction. In addition, after reassessing Japanese production, Komatsu has decided to shut down the Mooka Plant, where articulated dump trucks and other equipment are produced, and the Komatsu Plant, where large presses are built, and transfer their production to Ibaraki and Kanazawa plants. On the grounds that similar products are produced at the Ibaraki and Mooka plants and at the Kanazawa and Komatsu plants, respectively, and that both Ibaraki and Kanazawa plants opened in 2007 with the latest facilities, Komatsu can expect higher yields at the new plants. As they are both situated adjacent to ports, Komatsu also expects to reduce both transportation costs and CO2 emissions.

While the business environment has changed drastically, the mid-range tasks that Komatsu has to work on remain the same. Komatsu is resolutely determined to produce positive results, as it works on the following seven tasks of importance defined in the “Global Teamwork for 15” mid-range management plan which will end on March 31, 2010.

1) Development of DANTOTSU Products

Komatsu is getting ready for commercial production of the “PC200-8 Hybrid” hydraulic excavator, which the Company launched on the Japanese market during the year under review, and working to expand its sales in Japan and to introduce it to China and other overseas markets. Komatsu is also expanding its model range. Komatsu is also working to develop more DANTOTSU products by capitalizing on its group-wide strengths, including in-house manufacturing technologies for key components, such as engines and transmissions with which Komatsu can substantially cut down fuel consumption and CO2 emissions. Another strength is Komatsu’s capability of IT-intensive jobsite operations, such as KOMTRAX (Komatsu Machine Tracking System) for remote monitoring of operating conditions of construction equipment and the Autonomous Haulage System for mining trucks.

2) Further Enhancement of Market Position in Greater Asia

Komatsu is going to further enhance its market position in Greater Asia which is projected for mid- to long-range growth. Komatsu’s specific measures include product launchings before competitors, expansion of local production and further reinforcement of sales and product support operations.

3) Business Expansion in the Entire Value Chain*

In addition to reinforcing its parts business, Komatsu is also working to expand peripheral businesses in relation to construction and mining equipment, such as (1) parts, services and remanufacturing, (2) retail finance, (3) rental and used equipment, and (4) working gears (attachments) and forestry equipment, by capitalizing on Komatsu’s edge in group-wide areas of original technology and by facilitating collaboration among different business operations.

*	Values generated by business activities of the Komatsu Group with its partners, i.e., distributors and suppliers, and customers.

4) Establishment of Flexible Manufacturing Operations

While speeding up the reassessment of global production to meet the current market conditions, Komatsu is going to further enhance production flexibility in tune with demand changes and foreign exchange fluctuations by taking effective advantage of its global sales and production system, global procurement and other operations. Komatsu is also going to share market information among plants, distributors and suppliers. In the short term, Komatsu is going to accurately incorporate such information into production, sales and inventory planning. In the medium term, Komatsu will accurately incorporate useful information into capital investment planning in order to ensure appropriate production capacity.

5) Expansion of Utility Equipment Business and Improvement of Profits

Komatsu is improving its position in the utility equipment industry by enhancing its product competitiveness through the broadening of its model range and other measures, by making further commitment to synergy generation in the production and development of forklift trucks and compact-construction equipment, and by doubling its efforts in Greater Asia. At the same time, Komatsu Utility Co., Ltd., a wholly owned subsidiary, is working to improve earnings through the consolidation of production and transfer of head office functions to its Tochigi Plant, which were carried out during the fiscal year under review, as well as integration* of Japanese distributors, planned for October 2009.

*	Applicable to nine consolidated subsidiaries (of all distributors in Japan).

6) Reinforcement of Industrial Machinery Business

Komatsu is working to further expand the business primarily by achieving more synergy effects with Komatsu NTC Ltd., a new member of the Komatsu Group, strengthening overseas operations centering on Greater Asia, and reinforcing the parts and service business.

Komatsu is also working to enhance competitiveness with improved production efficiency and profitability by concentrating the production of large presses at the Kanazawa Plant, since they are being produced at Komatsu and Kanazawa plants in Ishikawa Prefecture. To promote effective use of its management resources, Komatsu NTC Ltd. is going to concentrate the production of wire saws in the Toyama area (along the Sea of Japan) by shifting it from Kanagawa Prefecture (along the Pacific Ocean).

7) Reduction of Fixed Costs

With respect to the reduction of fixed costs which we have engaged in since the first-stage Reform of Business Structure project, Komatsu is going to further cut them down by applying IT to continue improving administrative operations and generate benefits. Similarly, Komatsu is also going to reorganize production in Japan, North America and Europe, reorganize sales of construction equipment and forklift trucks in Japan, and integrate rental subsidiaries of construction equipment in Japan.

Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure that all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

Financial statement

(1)	Condensed Consolidated Balance Sheets

(As of March 31, 2009 and 2008)

Assets

Millions of yen

	As of March 31, 2009		As of March 31, 2008
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥90,563		¥102,010
Time deposits	44		97
Trade notes and accounts receivable	373,901		523,624
Inventories	507,357		518,441
Deferred income taxes and other current assets	131,374		129,505

Total current assets	1,103,239	56.0	1,273,677	60.5

Long-term trade receivables	102,969	5.2	89,695	4.3

Investments
Investments in and advances to affiliated companies	19,249		22,884
Investment securities	53,854		79,479
Other	12,017		11,575

Total investments	85,120	4.3	113,938	5.4

Property, plant and equipment
- Less accumulated depreciation	525,462	26.7	491,146	23.3

Goodwill	28,661	1.5	31,833	1.5
Other intangible assets	60,346	3.1	61,916	2.9
Deferred income taxes and other assets	63,262	3.2	42,941	2.1

Total	¥1,969,059	100.0	¥2,105,146	100.0

Liabilities and Shareholders’ Equity

Millions of yen

	As of March 31, 2009		As of March 31, 2008
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥220,087		¥108,890
Current maturities of long-term debt	87,662		107,928
Trade notes, bills and accounts payable	214,375		387,104
Income taxes payable	10,818		52,453
Deferred income taxes and other current liabilities	199,345		205,157

Total current liabilities	732,287	37.2	861,532	40.9

Long-term liabilities
Long-term debt	292,106		235,277
Liability for pension and retirement benefits	53,822		38,910
Deferred income taxes and other liabilities	42,510		52,062

Total long-term liabilities	388,438	19.7	326,249	15.5

Minority interests	33,393	1.7	30,239	1.5

Shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,092		138,170
Retained earnings:
Appropriated for legal reserve	28,472		26,714
Unappropriated	719,222		685,986
Accumulated other comprehensive income (loss)	(105,744)		(28,779)
Treasury stock	(34,971)		(2,835)

Total shareholders’ equity	814,941	41.4	887,126	42.1

Total	¥1,969,059	100.0	¥2,105,146	100.0

(2)	Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2009 and 2008)

Millions of yen except per share amounts

	2009		2008
		Ratio (%)		Ratio (%)
Net sales	¥2,021,743	100.0	¥2,243,023	100.0
Cost of sales	1,510,408	74.7	1,590,963	70.9
Selling, general and administrative expenses	322,677	16.0	317,474	14.2
Impairment loss on long-lived assets	16,414	0.8	2,447	0.1
Impairment loss on goodwill	2,003	0.1	2,870	0.1
Other operating income (expenses)	(18,293)	(0.9)	3,581	0.1

Operating income	151,948	7.5	332,850	14.8

Other income (expenses)	(23,166)		(10,640)
Interest and dividend income	8,621	0.4	10,265	0.5
Interest expense	(14,576)	(0.7)	(16,699)	(0.7)
Other-net	(17,211)	(0.9)	(4,206)	(0.2)

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	128,782	6.4	322,210	14.4

Income taxes	42,293	2.1	115,794	5.2
Income from continuing operations before minority interests and equity in earnings of affiliated companies	86,489	4.3	206,416	9.2
Minority interests in income of consolidated subsidiaries	(8,088)	(0.4)	(9,435)	(0.4)
Equity in earnings of affiliated companies	396	0.0	6,845	0.3

Income from continuing operations	78,797	3.9	203,826	9.1

Income from discontinued operations less applicable income taxes	—	—	4,967	0.2

Net income	¥78,797	3.9	¥208,793	9.3

Net income per share (Yen)
Basic	79.95		209.87
Diluted	79.89		209.59

(3)	Consolidated Statements of Shareholders’ Equity

(For the fiscal years ended March 31, 2009 and 2008)

Millions of yen

	2009	2008
Common stock
Balance, beginning of year	¥67,870	¥67,870

Balance, end of year	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥138,170	¥137,155
Sales of treasury stock	1,570	417
Issuance and exercise of stock acquisition rights	352	598

Balance, end of year	¥140,092	¥138,170

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714	¥24,267
Transfer from unappropriated retained earnings	1,758	2,447

Balance, end of year	¥28,472	¥26,714

Unappropriated retained earnings
Balance, beginning of year	¥685,986	¥517,450
Net income	78,797	208,793
Cash dividends paid	(43,803)	(37,810)
Transfer to retained earnings appropriated for legal reserve	(1,758)	(2,447)

Balance, end of year	¥719,222	¥685,986

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)	¥33,501
Other comprehensive income (loss) for the year, net of tax	(76,965)	(62,280)

Balance, end of year	¥(105,744)	¥(28,779)

Treasury stock
Balance, beginning of year	¥(2,835)	¥(3,526)
Purchase of treasury stock	(33,090)	(340)
Sales of treasury stock	954	1,031

Balance, end of year	¥(34,971)	¥(2,835)

Total shareholders’ equity	¥814,941	¥887,126

Disclosure of comprehensive income
Net income for the year	78,797	208,793
Other comprehensive income (loss) for the year, net of tax	¥(76,965)	¥(62,280)

Comprehensive income for the year	¥1,832	¥146,513

(4) Consolidated Statements of Cash Flows

      (For the fiscal years ended March 31, 2009 and 2008)

Millions of yen

	2009	2008
Operating activities
Net income	¥78,797	¥208,793
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98,354	75,664
Deferred income taxes	(18,218)	15,016
Net loss (gain) from sale of investment securities and subsidiaries	3,543	(8,045)
Net loss (gain) on sale of property	(269)	(3,169)
Loss on disposal of fixed assets	5,561	3,313
Impairment loss on long-lived assets	16,414	2,447
Impairment loss on goodwill	2,003	2,870
Pension and retirement benefits, net	3,378	(10,782)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	103,355	(83,855)
Decrease (increase) in inventories	(22,307)	(65,884)
Increase (decrease) in trade payables	(148,655)	12,586
Increase (decrease) in income taxes payable	(40,507)	(2,913)
Other, net	(2,674)	14,944

Net cash provided by operating activities	78,775	160,985

Investing activities
Capital expenditures	(145,670)	(117,571)
Proceeds from sales of property	6,414	19,425
Proceeds from sales of available for sale investment securities	703	601
Purchases of available for sale investment securities	(6,785)	(4,663)
Proceeds from sale of subsidiaries, net of cash disposed	—	16,372
Acquisition of subsidiaries and equity investees, net of cash acquired	(223)	(42,717)
Collection of loan receivables	7,736	7,778
Disbursement of loan receivables	(6,381)	(6,315)
Decrease (increase) in time deposits	(1,162)	(1,092)

Net cash used in investing activities	(145,368)	(128,182)

Financing activities
Proceeds from long-term debt	129,327	82,791
Repayments on long-term debt	(88,058)	(48,868)
Increase (decrease) in short-term debt, net	127,589	634
Repayments of capital lease obligations	(30,770)	(15,168)
Sale (purchase) of treasury stock, net	(32,685)	691
Dividends paid	(43,803)	(37,810)
Other, net	(4,381)	308

Net cash provided by (used in) financing activities	57,219	(17,422)

Effect of exchange rate change on cash and cash equivalents	(2,073)	(5,570)

Net increase (decrease) in cash and cash equivalents	(11,447)	9,811

Cash and cash equivalents, beginning of year	102,010	92,199

Cash and cash equivalents, end of year	¥90,563	¥102,010

(5) Note to the Going Concern Assumption

      None

(6) Basis of Financial Statements (Consolidated)

1) The number of consolidated subsidiaries and affiliated companies accounted for by the equity method

Number of consolidated subsidiaries:	164 companies
Number of companies accounted for by the equity method:	41 companies

2) Adoption of new accounting standards

Starting from the fiscal year ended March 31, 2009, Komatsu Ltd. and its subsidiaries have adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition.

3) Discontinued operations

In accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the result of discontinued operations, less applicable income taxes, is presented as income from discontinued operations in the consolidated statement of income.

(7) Notes to Consolidated Financial Statements

1) Business Segment Information

< Information by Operating Segment>

(For the fiscal year ended March 31, 2009)

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,744,733	277,010	2,021,743	—	2,021,743
Intersegment	4,653	26,389	31,042	(31,042)	—
Total	1,749,386	303,399	2,052,785	(31,042)	2,021,743
Segment profit	180,455	12,891	193,346	(4,688)	188,658
Assets	1,639,720	254,200	1,893,920	75,139	1,969,059
Depreciation and Amortization	87,260	9,981	97,241	—	97,241
Capital investment	152,803	9,709	162,512	—	162,512

(For the fiscal year ended March 31, 2008)

Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	2,048,711	194,312	2,243,023	—	2,243,023
Intersegment	6,127	23,376	29,503	(29,503)	—
Total	2,054,838	217,688	2,272,526	(29,503)	2,243,023
Segment profit	317,895	19,947	337,842	(3,256)	334,586
Assets	1,738,481	283,427	2,021,908	83,238	2,105,146
Depreciation and Amortization	69,738	4,890	74,628	—	74,628
Capital investment	141,184	4,546	145,730	—	145,730

Notes:	1)	Starting in the current fiscal year under review, after the reassessment of its management decision-making units, Komatsu has changed its operating segmentation to the following two segments of a) Construction, Mining and Utility Equipment, and b) Industrial Machinery and Others.

	2)	Business categories and principal products & services included in each operating segment are as follows:
		a) Construction, Mining and Utility Equipment
		Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics
		b) Industrial Machinery and Others
		Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

	3)	Transfers between segments are made at estimated arm’s-length prices.

< Geographic Information>

(For the fiscal year ended March 31, 2009)

Millions of yen

	Japan	Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	831,569	469,047	269,139	451,988	2,021,743	—	2,021,743
Intersegment	380,880	42,774	25,259	29,262	478,175	(478,175)	—
Total	1,212,449	511,821	294,398	481,250	2,499,918	(478,175)	2,021,743
Segment profit	37,876	52,133	22,279	61,008	173,296	15,362	188,658
Assets	1,194,694	426,772	206,955	350,822	2,179,243	(210,184)	1,969,059

(For the fiscal year ended March 31, 2008)

Millions of yen

	Japan	Americas	Europe & CIS	Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	813,198	526,821	420,778	482,226	2,243,023	—	2,243,023
Intersegment	479,116	40,422	31,444	35,661	586,643	(586,643)	—
Total	1,292,314	567,243	452,222	517,887	2,829,666	(586,643)	2,243,023
Segment profit	173,063	56,667	44,088	68,204	342,022	(7,436)	334,586
Assets	1,282,182	441,499	290,008	328,741	2,342,430	(237,284)	2,105,146

Note:	Transfers between segments are made at estimated arm’s-length prices.

< Overseas Sales>

(For the fiscal year ended March 31, 2009)

Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	503,450	284,029	782,092	1,569,571
Consolidated net sales	—	—	—	2,021,743
Ratio of overseas sales to consolidated net sales (%)	24.9	14.0	38.7	77.6

(For the fiscal year ended March 31, 2008)

Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	541,160	427,679	768,999	1,737,838
Consolidated net sales	—	—	—	2,243,023
Ratio of overseas sales to consolidated net sales (%)	24.1	19.1	34.3	77.5

Notes:	1) Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:

a)	Americas: North America and Latin America

b)	Europe & CIS: Germany, U.K. and Russia

c)	Others: China, Oceania, Southeast Asia, Middle East and Africa

2) Net Income per Share

(For the fiscal years ended March 31, 2009 and 2008)

Millions of yen

	2009	2008
Net Income	78,797	208,793
		Number of shares
	2009	2008
Weighted average common shares outstanding, less treasury stock	985,585,385	994,844,955
Dilutive effect of: Stock options	731,973	1,335,586
Weighted average diluted common shares outstanding	986,317,358	996,180,541
Yen
	2009	2008
Net income per share:
Basic	79.95	209.87
Diluted	79.89	209.59

(end)

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2009
URL: http://www.komatsu.com/

Announcement Concerning the Change from Projected Business Results

(Consolidated and Non-consolidated)

Komatsu Ltd. (President & CEO: Kunio Noji) announces that there are changes in actual consolidated and non-consolidated business results for the fiscal year ended March 31, 2009 from the projections of January 23, 2009 as follows.

1. Differences between Projections and Results for the Fiscal Year Ended March 31, 2009

1) Consolidated (U.S. GAAP)

Millions of yen

	Projections (A)	Results (B)	Changes Increase (decrease) (B)-(A)		Results for FY ended March 31, 2008
Net sales	2,030,000	2,021,743	(8,257)	(0.4)%	2,243,023

Operating income	200,000	151,948	(48,052)	(24.0)%	332,850

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	175,000	128,782	(46,218)	(26.4)%	322,210

Net income	110,000	78,797	(31,203)	(28.4)%	208,793

2) Non-consolidated

Millions of yen

	Projections (A)	Results (B)	Changes Increase (decrease) (B)-(A)		Results for FY ended March 31, 2008
Net sales	800,000	787,028	(12,972)	(1.6)%	926,731

Operating profit	26,000	26,746	746	2.9%	127,143

Ordinary profit	35,000	40,034	5,034	14.4%	135,500

Net income	20,000	9,317	(10,683)	(53.4)%	96,832

1

2. Reasons for the Differences

1) Consolidated (U.S. GAAP)

The business environment for the construction, mining and utility equipment and industrial machinery has changed drastically, as affected by the global economic recession since the second half period of 2008. To prepare for the future under the current environment, Komatsu Ltd. and its consolidated subsidiaries (hereinafter “Komatsu”) have been working to further reinforce its corporate strengths by advancing structural reforms, such as the reorganization of production in Japan and overseas as well as reorganization of sales and service. Komatsu recorded the expenses associated with such structural reforms in the consolidated business results for the fiscal year ended March 31, 2009, which was the main factor in the difference between the projections and actual results.

2) Non-consolidated

Similarly, Komatsu Ltd. recorded the expenses associated with structural reforms in the non-consolidated business results for the fiscal year ended March 31, 2009, which was the main factor in the difference between the projections and actual results.

(end)

2

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2009
URL: http://www.komatsu.com/

Payment of Cash Dividends for the Fiscal Year Ended March 31, 2009

In the Board meeting held on April 27, 2009, the Board of Directors of Komatsu Ltd. (hereinafter the “Company,” President & CEO: Kunio Noji) made a resolution that the Company is going to propose the following cash dividends from retained earnings as of March 31, 2009, the date of record, to the 140th ordinary general meeting of shareholders.

1. Contents of the Dividends

	Year-end cash dividends for FY ended March 31, 2009	Latest projection (announced on April 30, 2008)	Results (Year-end) for FY ended March 31, 2008
Record date	March 31, 2009	Same as on left	March 31, 2008
Cash dividends per share	¥ 18.00	¥ 22.00	¥ 22.00
Total amount of dividends	¥ 17,431 million	—	¥ 21,904 million
Effective date	June 25, 2009	—	June 25, 2008
Resource for dividends	Retained earnings	—	Retained earnings

2. Reason for the Revision

Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio will not surpass 40%.

To further improve its corporate strength for the future, Komatsu has been promoting structural reforms, such as the reorganization of production, sales and service in Japan and overseas, and has recorded its expenses (approximately ¥19.6 billion on income after income taxes basis) with such structural reforms in the consolidated business results for the fiscal year ended March 31, 2009. As a result, net income for the year amounted to ¥78.7 billion.

With respect to annual cash dividends for the fiscal year ended March 31, 2009, while following its basic policy for redistribution of profits, the Company plans to pay ¥40 per share, based on profits which exclude the reform associated expenses above. The consolidated payout ratio translates into 40% based on profits excluding the reform associated expenses.

1

As interim dividends of ¥22 per share have already been paid, the year-end cash dividends from retained earnings will be ¥18 (compared to ¥22 projected on April 30, 2008). The Company plans to propose these cash dividends from retained earnings to the 140th ordinary general meeting of shareholders scheduled for June 24, 2009.

	Cash dividends per share
Record date	Interim	Year-end	Total
FY ended March 31, 2009	¥22.00	¥18.00	¥40.00
FY ended March 31, 2008	¥20.00	¥22.00	¥42.00

(end)

2